Exhibit 99.3

Renren Inc.
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: RENN)

Form of Proxy for Annual General Meeting

to be held on December 12, 2016

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Renren Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share (the “Shares”), to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 12, 2016 at 3:00 p.m. (local time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Shares at the close of business on October 28, 2016 (Eastern Standard Time) (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to ten (10) votes. The quorum of the AGM is at least one shareholder entitled to vote and present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorised representative representing not less than an aggregate of one-third of all voting power of the Company’s share capital in issue throughout the AGM. This Form of Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about November 4, 2016.

The Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China as soon as possible and in any event no later than December 5, 2016.

Renren inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: RENN)

Form of Proxy for Annual General Meeting

to be held on December 12, 2016

(or any adjourned or postponed meeting thereof)

I/We _________________________________________________________________________ of _______________________________________________________________________________, being the registered holder of ____________________________ Class A/ Class B ordinary shares 1 , par value US$0.001 per share, of Renren Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or _____________________________________________________ of _______________________________________________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 12, 2016 at 3:00 p.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTIONS	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	The ordinary resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the approval, confirmation and ratification of the amendment to Section 3.1(a) of the 2011 Share Incentive Plan.
2.	The ordinary resolution as set out in item 2 of the Notice of Annual General Meeting regarding the approval, confirmation and ratification of the adoption of the 2016 Share Incentive Plan.

Dated	, 2016	Signature(s) [4]

[1]	Please insert number and class of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.